Filed by F.N.B. Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: UB Bancorp

Date: June 1, 2022

This filing relates to the proposed merger of UB Bancorp with F.N.B. Corporation, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 31, 2022

The following document was made available to employees of UB Bancorp and others on June 1, 2022

Questions & Answers

Q:	Can you explain why this merger is attractive for both banks?

A:

First National Bank and Union Bank both share a common commitment to client and community service as well as a strong desire to continue to enhance customer experiences and service channels. This merger brings many positive benefits to Union Bank.

•	Enhances experiences for Union Bank’s loyal customer base with access to FNB’s increased scale and resources, complementary commercial and retail products and innovative digital capabilities.

•	Supplements spread-based revenue streams with FNB’s strong non-interest income.

•	Provides a stronger retail product platform and broader commercial product offerings.

•	Supplies higher lending limits which will allow us to grow with clients and to lead rather than participate in syndicated transactions.

•	Provides more geographically diverse loan portfolios that serve as a risk management tool.

•	Expands employee development opportunities and career paths.

Like Union Bank, First National Bank is committed to strengthening the communities we serve through community revitalization efforts, financial contributions, volunteerism and leadership.

Perhaps more importantly, we know we are joining an organization with a proud history dating back to 1864, one that values its employees and believes in recognizing their achievements. Most recently, FNB received extensive national and regional recognition for supporting its employees, customers and communities during the COVID-19 pandemic. In addition, First National Bank has been consistently recognized as a top workplace. We are confident that our exceptional employees will thrive in a culture that prioritizes collaboration and innovation.

For First National Bank, Union Bank’s position complements their organic growth in North Carolina. The fast-growing regions we serve are a logical extension of FNB’s announced strategy to expand in markets with attractive demographics and long-term growth potential. The combined organization proforma rankings will include top 10 spots in seven of the 10 largest MSAs in North Carolina. This merger will move the proforma deposit market share to eighth in North Carolina.

We are confident this merger will be mutually beneficial for customers, shareholders and employees and that we are growing stronger to better serve each of our key audiences.

Q.	How much overlap is there between the two banks?

A:

The combined bank will offer additional scale and an increased physical presence in the Raleigh-Durham and Eastern North Carolina regions. While there is some overlap, FNB will continue to evaluate the combined branch networks to determine the optimal locations through which to serve our customers and drive efficiency while also being mindful of the needs of our low- and moderate-income communities.

As that strategy evolves, you can expect that we will strive to maintain as many employees as possible, all while continuing to serve customers’ daily banking needs and providing top-level service.

Q:	Most mergers result in job losses. What can we expect?

A:

First National Bank has a deep respect for our talented workforce and the premium reputation they have built in our communities. Of course, the nature of a merger is to create better operating efficiencies and a stronger, healthier company. Cost savings will result from eliminated redundancies with third party vendor services, such as data processing, service contracts, compliance examinations, association fees, marketing and other outside services. However, there also may be some job loss due to duplication. In those cases, First National Bank and Union Bank will provide assistance, including career planning and other avenues of support. There are many job openings at FNB. Based on FNB’s prior merger transactions, it also is reasonable to expect that new job openings will occur, and additional jobs will be created and available as the bank continues to grow.

First National Bank will make every effort to see that displaced personnel are moved to another location when possible and will ensure that affected employees receive priority treatment to apply for open positions, regardless of location, before they are filled.

Q.	Overall, what does the merger mean for Union Bank employees?

A:

We are joining a stronger, larger organization that continues to value the employees who have been, and remain, our most important business asset. Employees are the key to smart growth, and we understand just how important a quality workforce is to the success of our company. That’s why we strive to develop an honest and mutually beneficial relationship with every employee. It’s also why the combined organization will attempt to continue operating with as many of our employees as possible, understanding that they have dedicated themselves to serving our customers, shareholders and communities.

As part of a larger financial institution, our employees also have access to more robust development opportunities. First National Bank’s goal, as it has always been, is to promote from within. The success of this strategy is apparent in their leadership team, comprised largely of individuals bringing extensive yet diverse experience to the company through previous mergers.

Together, we are proud to continue — and build upon — our mutual strengths, and we are looking forward to working together to grow this region.

Q.	When will we learn more about changes in benefits?

A:

Union Bank management will hold employee meetings where you will learn more about FNB and our plans for integration. We also will work with FNB’s management and Human Resources team to coordinate informational meetings on various topics throughout the merger process including benefits. We are committed to keeping you informed and providing you with information as soon as it becomes available.

Q:	There are benefits to being a community bank. What should I expect as part of a much larger organization that is headquartered in a different state?

A.

First National Bank has a unique competitive advantage in that they offer the resources and breadth of sophisticated services of the larger money center banks but maintain the flexibility and personal touch that frequently define a community organization. In many ways, it’s the best of both worlds.

In fact, First National Bank’s regional bank model is founded on the trust and authority they place in local leadership. From credit opportunities to charitable giving, the decisions impacting the regions we serve will be made by experts who live and work here and who truly understand our clients and communities.

As a result, Union Bank customers will have access to an enhanced array of products and services, delivered by knowledgeable professionals who are committed to understanding their complete financial picture — based not just on dollars and cents but on the local challenges and opportunities that affect them most.

Q:	What impact will the merger have on our customers?

A:

FNB has completed a number of acquisitions since 2010 and has seamlessly and successfully integrated and converted each bank customer’s accounts without disruption. No service interruptions are expected. In fact, this partnership will further expand our customers’ access to premium banking services through an extensive network of nearly 350 retail locations spanning seven states and Washington, D.C.

Like Union Bank, FNB is committed to investing in the tools, technology and channels customers need to reach their goals. FNB will introduce our customers to a suite of leading-edge online and mobile banking tools, including eStoreTM, a digital, retail-oriented shopping experience where they can receive product recommendations based on data analytics or use tools, including Help Me Decide, to make their own selections. You will receive additional information in the coming months, but in the meantime, you can learn more about FNB’s approach to integrating innovation and personal service at fnb-online.com/innovation.

In addition to the current bank products and services we offer, our clients also will gain access to sophisticated solutions such as capital markets, syndications, mezzanine financing, international banking, treasury management, leasing, private banking, insurance and a full suite of wealth management products and services, including trust, securities brokerage and investment advisory services. Together, these expanded capabilities present an exciting opportunity to provide a more holistic approach to personal and business banking relationships.

Union Bank has done a wonderful job serving our customers, and we intend only to build on our high-quality customer experience standards. We will work closely with First National Bank to ensure that the transition is as seamless as possible and that our customers have the timely information they need to feel confident in the continued success of their banking relationship.

Q:	How should I answer customer questions about the transition and what to expect?

A:	Merger announcements understandably raise a number of questions and concerns. It is important to reassure our customers that we are working together to ensure a seamless transition.

Feel free to explain to customers that we are still in the very early stages of the announcement and will share specifics as they become available. Until the merger receives all necessary approvals, customers are encouraged to rely on official bank communication channels for timely, up-to-date and accurate information.

Our locations will receive a pre-merger brochure in the coming weeks that will provide customers with additional information regarding our upcoming partnership with First National Bank. In the meantime, customers and employees alike are welcome to explore First National Bank’s website at fnb-online.com to learn more about the company, its culture, and the products and services that will soon be available.

Q:	When will the acquisition be complete?

A:	Depending on the timing of shareholder and regulatory approvals, the transaction is expected to close in the fourth quarter of 2022.

Q.	Will there be changes to our management team?

A:

We are just beginning the merger process and have a long way to go before some of these decisions are made. Know that FNB has a great deal of respect for our leadership team and that more information will be provided as it becomes available.

Q:	Where can I get more answers about this merger?

A:	We are committed to providing you with open, honest communication regarding the transition. We are in the very early stages of this merger and will provide specifics as they are available.

In the meantime, please rely on official bank channels for information and trust that you can expect timely communications from both banks throughout the process. Again, we thank you for your contributions as we grow our business in this region we are proud to call home.

Q.	What should I do if I am contacted by the media?

A.	Please refer all media inquiries to Jennifer Reel, First National Bank’s Chief Communications Officer, at 724-983-4856 (office) or 724-699-6389 (cell).

Cautionary Statement Regarding Forward-Looking Information

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of FNB and UB Bancorp with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share and other metrics) and the timing of the closing of the transaction.

Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “will,” “should,” “project,” “goal,” and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances. Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statements are subject. The forward-looking statements in this communication pertain only to the date of this communication, and FNB and UB Bancorp disclaim any obligation to update or revise any forward-looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that are anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements.

Forward-looking statements contained in this communication are subject to, among others, the following risks, uncertainties and assumptions:

•

The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FNB and UB Bancorp do business, or as a result of other unexpected factors or events;

•

Completion of the transaction is dependent on the satisfaction of customary closing conditions, including approval by UB Bancorp stockholders, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point;

•	The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•

Completion of the transaction is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the merger transaction;

•	Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	The outcome of any legal proceedings that may be instituted against FNB or UB Bancorp;

•	Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger;

•

Unanticipated challenges or delays in the integration of UB Bancorp’s business into FNB’s and or the conversion of UB Bancorp’s technology systems and customer data may significantly increase the expense associated with the transaction; and

•

Other factors that may affect future results of FNB and UB Bancorp, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These forward-looking statements are also subject to the principal risks and uncertainties applicable to FNB’s business and activities generally that are disclosed in FNB’s 2021 Annual Report on Form 10-K and other FNB files with the SEC and UB Bancorp’s Investor Relations website. FNB’s SEC filings are accessible on the SEC website at www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between FNB and UB Bancorp. In connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to UB Bancorp’s stockholders in connection with the merger. The registration statement will include a proxy statement of Union Bank and a prospectus of FNB as well as other relevant documents concerning the proposed transaction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available) and any other documents FNB has filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA 15212, telephone: (724) 983-3317. The proxy statement/prospectus, when it becomes available, may also be obtained free of charge from F.N.B. Corporation at the contact set forth above or from UB Bancorp, 1011 Red Banks Road, Greenville, NC 27858, telephone: (866) 638-0552.

Participants in the Solicitation

FNB and UB Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from UB Bancorp’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 25, 2022, as amended, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.